Mail Stop 3561
      August 25, 2005

Eric John Plexman
c/o Empire Stock Transfer Inc.
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, NV 89128

      Re:	SOM Resources Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 10, 2005
		File No. 333-126490

Dear Mr. Plexman:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Directors, Executive Officers, Promoters and Control Persons, page
12
1. Item 401 of Regulation S-B requires that you disclose the last
5
years of business experience, all other directorships held in reporting companies and involvement in certain legal proceedings for all directors and officers. We note that Messrs. Plexman and Fife are also directors and officers of Tao Mineral Ltd. Please revise or advise.


*****

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment.

      Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or David Mittelman, Legal Branch Chief, at (202) 551-3241 or me at (202) 551-3720 with any questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	Gregg E. Jaclin
	Anslow & Jaclin, LLP
      Via Fax (732) 577-1188


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Eric John Plexman
August 25, 2005
SOM Resources Inc.
Page 1